August 26, 2015

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company (“Company”)

RiverSource Variable Account 10 (“Registrant”)

Post-Effective Amendment No.8 on Form N-4

File Nos.333-186218/811-07355

Dear Mr. Cowan:

This letter is in response to the Staff’s comments we received on August 12, 2015 for the above-referenced Post-Effective Amendment filing which we filed on or about July 28, 2015. Comments and responses are outlined below.

Comment 1.

In the “Expense Summary – Other Annual Expenses – Optional Death Benefit” section, under Enhanced Legacy benefit rider fee, it is stated that the fee is calculated, “[a]s a percentage of variable account contract value charged annually on the contract anniversary.” The second paragraph in the “Enhanced Legacy Benefit Rider Charge” section, states the following:

“Prior to age 86, the charge is calculated on your contract anniversary by multiplying the annual rider fee by the greater of the Return of Purchase Payment (ROPP) value, Accumulation Death Benefit (ADB) value (after any increase is added) or Maximum Anniversary Value (MAV) or the contract value. On or following age 86, the charge is calculated on your contract anniversary by multiplying the annual rider fee by the greater of the ROPP value, ADB value (after any increase is added) or MAV.”

Are these two statements consistent?

Response: To address this comment, the Enhanced Legacy benefit rider fee in the “Expense Summary – Other Annual Expenses – Optional Death Benefit” section is revised as follows:

Enhanced Legacy benefit rider fee	Maximum: 1.75%	Current: 0.95%
(Charged annually on the contract anniversary.*)

*	Prior to age 86, the charge is calculated by multiplying the annual rider fee by the greater of the Return of Purchase Payment (ROPP) value, Accumulation Death Benefit (ADB) value (after any increase is added) or Maximum Anniversary Value (MAV) or the contract value. On or following age 86, the charge is calculated by multiplying the annual rider fee by the greater of the ROPP value, ADB value (after any increase is added) or MAV.

Comment 2.

In the “Enhanced Legacy Benefit Rider Charge” section, disclose whether investment allocation changes to move from an investment option that increases the fee will count against the number of free transfers (if any).

Response: An investment allocation change to move from an investment option that increases the fee would count against the number of free transfers; however, the number of transfers is not currently limited for the Enhanced Legacy benefit rider.

Disclosure in the “Enhanced Legacy Benefit Rider Charge” section is revised to read as follows (revisions are underlined):

The following describes how your annual rider fee may increase:

1. We may increase the annual rider fee for all approved investment options at our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if we declare an increase to the fee with written notice 30 days in advance. The new fee will be in effect on the date we declare in the written notice. You can terminate this rider if we receive your written request prior to the date of the fee increase.

2. The annual rider fee associated with a specified investment option may change at our discretion. If you are invested in any investment option that has an increase in the associated annual rider fee, your annual rider fee will increase. If you change your investment allocation to an investment option not affected by a fee increase, this move will count against the number of transfers allowed. We do not currently limit the number of transfers allowed each contract year.

Comment 3.

In the “Optional Death Benefits” section, the statement in parenthesis “(available for contracts applications signed on or after October 5, 2015)” should read “(available for contract applications signed on or after October 5, 2015)”.

Response: This typo has been corrected.

Comment 4.

In the “Enhanced Legacy Benefit” section in the third paragraph, it is stated that the death benefit will be the greatest of the: contract value after any rider charges have been deducted; or ROPP value; or ADB value or MAV.

Please explain supplementally why ROPP is in the formula, since ADB and MAV are always equal to or greater than ROPP.

Response: It is true that the ADB and MAV are always equal to or greater than the ROPP value; however, the ROPP is part of the standard death benefit for contract owners age 79 or younger. We wanted to be clear that the Enhanced Legacy benefit rider does not remove the ROPP value from the calculation altogether, particularly in the event of rider termination where the ROPP value would then be applicable as part of the standard death benefit under the base contract.

Comment 5.

In the “Enhanced Legacy Benefit” section, under key terms describing ROPP Value, ADB Value and MAV,

a) Please clarify the statement that, “[a]djusted partial surrenders will be subtracted from the ROPP value, ADB value and MAV”.

Response: In order to clarify the statement, the wording is revised to read as follows:

“Adjustments for partial surrenders (as calculated above) will be subtracted from the ROPP value, ADB value and MAV.”

b) In the second paragraph, under #3 consider replacing, “[i]f the contract anniversary is…” with “[o]n each contract anniversary...”

Response: Agreed. The second paragraph under # 3is revised to read as follows:

“3. On each contract anniversary prior to you reaching age 86, the MAV will be increased to the contract value if greater.”

Comment 6.

In the “Enhanced Legacy Benefit” section, in the first bullet explaining Investment Allocation Restrictions, please clarify that the statement “We reserve the right to add, remove or substitute approved investment options at any time and at our discretion” is in compliance with section 26 (c) of the Investment Company Act.

Response: Substitution and steps we take in the case of substitution are described in the “Substitution of Investments” section in the prospectus. The first bullet in the “Enhanced Legacy Benefit” section is revised to read as follows:

“We reserve the right to add, remove or substitute approved investment options at any time and at our discretion. Any substitution of funds may be subject to Securities and Exchange Commission approval. (See “Substitution of Investments”).”

Comment 7.

In the “Enhanced Legacy Benefit” section, “Termination of the Rider” paragraph, consider revising the first sentence.

Response: The first sentence in the “Termination of the Rider” paragraph is revised to read:

The rider can only be terminated under the following circumstances:

Comment 8.

In the “Investment Allocation Restrictions for Certain Benefit Riders – Portfolio Stabilizer funds” section,

a)	Consider disclosing if there is minimum number of funds that will be available to those who elect these riders (or disclose that there could be as few as one).

b)	Disclose what happens if a fund is removed or substituted with respect to the number of changes allowed to your investment allocations per year.

Response: The “Investment Allocation Restrictions for Certain Benefit Riders – Portfolio Stabilizer funds” section is revised as follows (revisions are underlined):

If you elect the SecureSource series rider, Accumulation Protector Benefit rider or Enhanced Death Benefit rider, your contract value must be invested in the Portfolio Stabilizer funds under the term of the rider. The Portfolio Stabilizer funds are available to all contract owners, regardless of whether a living benefit rider has been elected. Currently, we offer four Portfolio Stabilizer funds, (the Funds) and the number of available Funds may be reduced to one. We reserve the right to add, remove or substitute Funds. We also reserve the right, upon notification to you, to close or restrict any Funds. Any change will apply to current allocations and/or to future purchase payments and transfers. If we remove, restrict or substitute any Funds, transfers made to reallocate purchase payments or contract value will not count toward your annual transfer limitations (if any).

Comment 9.

Tandy representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Registrant agrees to make such representations in connection with the above-referenced filing. The Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions concerning this filing or responses to the comments, please contact me at (612) 678-5337, or Boba Selimovic at (612) 671-7449.

Sincerely yours,

/s/ Nicole D. Wood
Nicole D. Wood Associate Counsel

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